Exhibit 99.2

April 26, 2019

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on April 24, 2019 in Toronto, Ontario.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by show of hands, the number of directors of the Company is set at seven.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
268,965,477	2,224,445	99.18%	0.82%

Item 2: Election of Directors

On a vote by show of hands, each of the nine nominees in the Company’s management information circular dated March 16, 2018 (“Circular”) were elected as directors of the Company.  In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Renaud Adams	269,499,194	1,690,728	99.38%	0.62%
Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Gillian Davidson	268,639,585	2,550,337	99.06%	0.94%
James Gowans	269,200,897	1,989,025	99.27%	0.73%
Margaret Mulligan	268,743,121	2,446,801	99.10%	0.90%
Ian Pearce	268,392,283	2,797,639	98.97%	1.03%
Marilyn Schonberner	268,464,474	2,725,448	99.00%	1.00%

Item 3: Appointment of Auditor

On a vote by show of hands, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
380,449,863	3,880,312	98.99%	1.01%

Item 4: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation.  The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
226,442,751	44,757,559	83.50%	16.50%

Yours truly,
New Gold Inc.
/s/ Lisa Damiani
Lisa Damiani
General Counsel, Executive Vice President,
Government Relations and Corporate Secretary